Enterra Energy Trust Makes Convertible Debenture Interest Payment

Calgary, Alberta – (Marketwire – July 2, 2008) – Enterra Energy Trust announces that it made its convertible debenture interest payment from cash flow on June 30, 2008 totalling $4.9 million, as per the terms of the convertible debentures.

About Enterra Energy Trust

Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com